UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: June 2011
Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)

94 Em Hamoshavot Road
Petach Tikva 49527, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ___

Attached hereto and incorporated by reference herein is the Registrant's Notice of Meeting, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders to be held on July 21, 2011 (the “Meeting”).

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.02, of the Registrant at the close of business on June 13, 2011 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. The Notice of Meeting, Proxy Statement and Proxy Card will be first sent or delivered to the shareholders on or about June 16, 2011.

The Notice of Meeting and Proxy Statement attached to this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. are incorporated by reference into the  Registration Statements on Form S-8 (registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825 333-158839, 333-166028 and 333-173200) and Form F-3 (registration number 333-166046) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Shmuel Arvatz
	Name:	Shmuel Arvatz
	Title:	Executive Vice President and
Chief Financial Officer

Date: June 8, 2011

CLICKSOFTWARE TECHNOLOGIES LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 21, 2011

Notice is hereby given that the Annual General Meeting of Shareholders of ClickSoftware Technologies Ltd. (the "Company") will be held at the offices of the Company, at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva 49527 Israel, on July 21, 2011 at 4:00 p.m. local time (the "Meeting").  The agenda for the Meeting is as follows:

1.	To consider at the Meeting the Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2010.

2.
To approve the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent registered public accounting firm for the year ending December 31, 2011 and for such additional period until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of such independent registered public accounting firm.

3.
To re-elect Mr. Gil Weiser as a Class II director to the Board of Directors of the Company, to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2014 or until a successor has been duly elected, and to approve the New Compensation Package (approved by the shareholders at the July 2010 annual general meeting) to Mr. Weiser effective as of the date of the Meeting.

4.
To elect Dr. Israel Borovich as a Class II director to the Board of Directors of the Company, to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2014 or until a successor has been duly elected, and to approve the New Compensation Package (approved by the shareholders at the July 2010 annual general meeting) to Dr. Borovich effective as of the date of the Meeting.

5.	To approve the grant of options to Dr. Moshe BenBassat for the purchase of 100,000 Ordinary Shares of the Company.

6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on June 13, 2011 will be entitled to notice of and to vote at the Meeting.  Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail to the Company the enclosed proxy as promptly as possible in the enclosed pre-addressed envelope.

By Order of the Board of Directors,	CLICKSOFTWARE TECHNOLOGIES LTD.

Dr. Moshe BenBassat
Chairman of the Board of Directors and
June 8, 2011	Chief Executive Officer

YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENVELOPE PROVIDED.

CLICKSOFTWARE TECHNOLOGIES LTD.

(the "Company")

94 Em Hamoshavot Road,
Petach Tikva 49527 Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on July 21, 2011

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.02 per share (the "Ordinary Shares"), of the Company, in connection with the solicitation by the Board of Directors of proxies for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on July 21, 2011 at 4:00 p.m. local time at the offices of the Company, 94 Em Hamoshavot Road, Petach Tikva 49527 Israel, or at any adjournment thereof.  This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about June 16, 2011.

Proxies; Counting of Votes

A form of proxy for use at the Meeting is attached.  The completed proxy should be mailed in the pre-addressed envelope provided and received by the Company or its transfer agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219 USA, Tel. 718-921-8275 (attention: Christine Pino), at least forty eight (48) hours before the Meeting.  Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares, covered thereby in accordance with the directions of the shareholder executing such proxy.

Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting.  If a shareholder holds the shares in street name, such shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting, in order to vote in person at the Meeting.  Attendance at the Meeting will not, by itself, revoke a proxy.  A shareholder who holds the Company’s shares under his, her or its name, and who attends the Meeting in person, shall be identified by a copy of an identity card, passport or a certificate of incorporation.

Record Date; Solicitation of Proxies

Only shareholders of record at the close of business on June 13, 2011 will be entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.  Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares.  The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. Copies of solicitation materials and the proposed forms of the resolutions to be adopted at the Meeting will be available for shareholders viewing at the Company’s offices during business hours.

To the extent you would like to state your position with respect to any of proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies Law 5759 – 1999 (the “Companies Law”), you may do so by delivery of a notice to the Company’s offices located at 94 Em Hamoshavot Road, Petach Tikva 49527 Israel, not later than June 23, 2011. Our Board of Directors may respond to your notice.

Following the Meeting, one or more shareholders holding, at the Record Date, at least five percent (5%) of the total voting rights of the Company, which are not held by Controlling Shareholders (as defined hereunder) of the Company, may review the Proxy Cards submitted to the Company at the Company’s offices during business hours.

Pursuant to the Israeli Companies Law, a “Controlling Shareholder” is defined as any shareholder that has the ability to direct the company’s actions, other than such ability resulting only from serving as a director or other office holder of the Company.  Any shareholder holding 50% or more of either the voting rights in the Company or the right to appoint directors or the Company's general manager is deemed to be a Controlling Shareholder.

Quorum and Voting Requirements

Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 33% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters.

Under applicable regulations, a "broker non-vote" occurs on an item when a broker identified as the record holder of shares is not permitted by applicable rules, to vote on that item without instruction from the beneficial owner of the shares and no instruction has been received. For instance, the election of directors is not a "routine" matter for purposes of broker voting. If a shareholder does not instruct the broker how to vote with respect to such item, the broker may not vote with respect to this proposal and those votes will be counted as "broker non-votes."  The matters described in Proposals 3, 4 and 5 are not "routine" matters, and therefore, if a beneficial shareholder does not instruct the broker how to vote with respect to these items, the broker may not vote with respect to these proposals and those votes will be counted as "broker non-votes." It should be noted that it is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” the other items on the agenda unless specifically instructed to the contrary, or unless they may be determined not to be “routine” matters, in which case, a broker may not vote on such matters without instructions from the shareholder.  Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal.

If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine.  At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of each of Proposals 2, 3, 4 and 5. No vote is required for Proposal 1.

THE PROXY CARD ENCLOSED WITH THIS PROXY STATEMENT SHALL ALSO SERVE AS A VOTING INSTRUMENT
AS SUCH TERM IS DEFINED UNDER THE ISRAELI COMPANIES LAW.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" ALL THE PROPOSALS LISTED IN THIS PROXY STATEMENT.

PROPOSAL 1 - RECEIPT AND CONSIDERATION OF THE
DIRECTOR’S REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2010

The Company's Annual Report for the year ended December 31, 2010 is available on its website at the address www.clicksoftware.com. The contents of the Company’s website are not part of this proxy. The Company's Consolidated Financial Statements for the year ended December 31, 2010 are included in such report.  At the Meeting, the Company will review the audited financial statements for the year ended December 31, 2010, as presented in the Company's Annual Report for the year ended December 31, 2010 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

PROPOSAL 2 - APPOINTMENT AND RENUMERATION
OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has recommended the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu (“Brightman Almagor”), as the Company’s independent registered public accounting firm for the year ending December 31, 2011.  Brightman Almagor has been the Company’s independent registered public accounting firm since December 31, 2002 and audited the Company's books and accounts for the year ended December 31, 2010.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the appointment of Brightman Almagor as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011 and for such additional period until the next Annual General Meeting of Shareholders, and that the Board of Directors be, and it hereby is, authorized, upon recommendation of the Audit Committee, to fix the remuneration of such independent registered public accounting firm."

PROPOSAL 3 — RE-ELECTION OF MR. WEISER TO THE BOARD

The Company's Articles of Association provide that the number of Directors shall be not less than 2 and not more than 11. There are currently seven members on the Company’s Board. The Company’s Board of Directors is classified into three classes of directors – I, II and III.

The term of the Class II Directors will expire at the Meeting and successor Class II Directors shall be elected at the Meeting. Currently, Mr. Gil Weiser is a Class II Director. The Board of Directors recommends that at the Meeting Mr. Gil Weiser be re-elected to serve as a Class II Director until the Annual General Meeting of Shareholders to be held in 2014 and until a respective successor is duly elected and qualified.

MR. GIL WEISER has served as a director of the Company since 2003. Mr. Weiser has been active in the high tech industry for the past 30 years.  He is currently a member of the board of directors of Fundtech Ltd. and Attunity Ltd, and Chairman of BG Negev Technologies.  Mr. Weiser served as Chairman of the Executive Committee of Haifa University from 1994 to 2006. Mr. Weiser holds a Bachelor of Science degree from the Technion Institute and a Master of Science degree from the University of Minnesota in Minneapolis.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Mr. Gil Weiser be re-elected to the Board of Directors and be classified as a Class II Director who shall serve until the Annual General Meeting of the Shareholders to be held in 2014 and until a respective successor is duly elected and qualified to serve, and to approve the New Compensation Package (approved by the shareholders at the July 2010 annual general meeting) to Mr. Gil Weiser effective as of the date of the Meeting.”

PROPOSAL 4 — ELECTION OF DR. BOROVICH TO THE BOARD

The Board of Directors recommends that at the Meeting Dr. Israel Borovich be elected to serve as an additional Class II Director until the Annual General Meeting of Shareholders to be held in 2014 and until a respective successor is duly elected and qualified.

DR. ISRAEL BOROVICH served as a director of the Company from 1997 (and as an external director according to the Israeli Companies Law from 2001) until March 2009.  From 2005 to 2011, Dr. Borovich served as a member of the Board of Directors of El Al Israel Airlines Ltd. and as its Chairman from 2005 until 2008.  From 1993 until 2006, he served as President and CEO of Knafaim Holdings Ltd., from 2006 to 2010 as its Vice Chairman and from 1994 until now as a director on its Board of Directors.  From 1999 until 2006, Dr. Borovich served as Chairman of Granit Hacarmel Investments Ltd., including of its subsidiary. From 2006 until 2010 Dr. Borovich served on the Board of Trustees of NYU-POLY Polytechnic Institute of NYU in New York. From 2006 to 2008 he served as Chairman of the Board of Governors of Afeka Tel Aviv Academic College of Engineering and from 2008 until 2011 as Chairman of Alut Society for Autistic Children. Currently Dr. Borovich serves as Chairman of Ayalon Highways Co. Ltd. (since 1998), director of the Interdisciplinary Center Herzliya (since 1994), Chairman of the Board of Trustees of Wingate Institute (since 2008), member on the advisory board of All Cargo Logistics Services (since 2010), and director of Kenes International (since 2010).  Dr. Borovich previously served as a Professor on the Faculty of Management of Tel Aviv University where he is currently a Professor Emeritus. Dr. Borovich holds a Bachelor of Science and Master of Science degrees in Industrial Engineering and a Ph.D. degree in Operations Research from the Polytechnic Institute in New York City.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Dr. Israel Borovich be elected to the Board of Directors and be classified as a Class II Director who shall serve until the Annual General Meeting of the Shareholders to be held in 2014 and until a respective successor is duly elected and qualified to serve, and to approve the New Compensation Package (approved by the shareholders at the July 2010 annual general meeting) to Dr. Israel Borovich effective as of the date of the Meeting.”

PROPOSAL 5 – PROPOSAL TO APPROVE THE GRANT OF OPTIONS
TO DR. MOSHE BENBASSAT

Under the Companies Law, the terms of compensation to Directors of the Company, including the grant of Options, whether in their capacity as Directors or otherwise, require shareholder approval.  It is proposed that the shareholders approve the recommendation of the Company’s Compensation Committee, Audit Committee and the Board of Directors to grant options to purchase Ordinary Shares of the Company (the “Options”) to Dr. Moshe BenBassat.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of Options, according to the Company's 2003 Israeli Option Plan, to Dr. Moshe BenBassat, to purchase 100,000 Ordinary Shares at an exercise price equal to the closing sale price of the Company’s Ordinary Shares on the trading day immediately preceding the Meeting.  The Options will vest as follows: 25% on the first anniversary date of the Options grant and 1/48 at the end of each month thereafter.  The Options will expire seven years from the date of grant, subject to earlier termination of the Options in accordance with the Plan. The shareholders confirm that this resolution is not detrimental to the Company’s interests.”

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting.  However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,

Dr. Moshe BenBassat
Chairman of the Board of Directors and
Chief Executive Officer

Petach Tikva, Israel
June 8, 2011

CLICKSOFTWARE TECHNOLOGIES LTD.

Proxy for Annual Meeting of Shareholders on July 21, 2011

Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Moshe BenBassat and Shmuel Arvatz, jointly and severally, with full power of substitution, as proxies to vote all the shares of Common Stock which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of ClickSoftware Technologies Ltd., will be held at the offices of the Company, at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva 49527 Israel, on July 21, 2011 at 4:00 p.m. local time, and at any adjournments or postponements thereof, as follows:

(Continued and to be signed on the reverse side.)

14475

ANNUAL MEETING OF SHAREHOLDERS OF

CLICKSOFTWARE TECHNOLOGIES LTD.

July 21, 2011

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at http://ir.clicksoftware.com/phoenix.zhtml?c=122672&p=irol-annualmeeting

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00000300300300300000 2   072111

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 THROUGH 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.